KOOR INDUSTRIES LTD.
                        --------------------------------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                        --------------------------------

                           Rosh Ha'ayin, June 7, 2005

DATE:    Sunday, July 3, 2005

TIME:    9:00 a.m., Israel time

VENUE:   Koor Headquarters
         Telrad Building
         14 Hamelacha Street
         Park Afek
         Rosh Ha'ayin 48091
         Israel

To the owners and holders
of American Depository Receipts ("ADRs") evidencing American Depository Shares ("ADSs")* held by the owners and holders of ADRs (the "ADRs Holders"):

Issuing Company:    Koor Industries Ltd. ("Koor" or the "Company")
Deposit Agreement:  Deposit Agreement, dated as of November 13, 1995, by and among, The Bank of New York, as depository (the "Bank"),
                    Koor and the ADRs Holders (the "Deposit Agreement")
ADR CUSIP No:       500507108**
ADS Record Date:    The close of business in New York on June 7, 2005**
Deeming Provisions: For the purposes of this Notice, any reference to shareholders of Koor (the "Shareholders") shall be deemed also to be a reference to ADR holders.

         Koor hereby gives notice that the Annual General Meeting of Shareholders (the "Meeting") will be held on Sunday, July 3, 2005, at 9:00 a.m., Israel time, at the Company's headquarters located at Telrad Building, 14 Hamelacha Street, Park Afek, Rosh Ha'ayin 48091, Israel.


---------------------
*        Each ADS represents 0.20 of an Ordinary Share of Koor, par value NIS
0.001 (the "Ordinary Shares").

**       As determined by the Bank, or in reliance on information furnished to
Koor by the Bank under the Deposit Agreement.

The Following is the Agenda for the Meeting:
--------------------------------------------

         By Ordinary Resolution:

1. To reappoint Mrs. Paulette Eitan and Mr. Rolando Eisen to serve a second term as External Directors on the Board of Directors of the Company.

2. To reappoint Somekh Chaikin, a member of KPMG International, as the Company's auditors and to authorize the Board of Directors to determine their audit fees.

         In addition, at the Meeting, the Board of Directors will, as required by Israeli law, present the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 2004.


                                   By Order of the Board of Directors

                                   Shlomo Heller
                                   Corporate Secretary






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


                              Koor Industries Ltd.
                                 Telrad Building
                               14 Hamelacha Street
                                    Park Afek
                           Rosh Ha'ayin 48091, Israel


                                 PROXY STATEMENT

         This Notice is furnished to the ADR holders of Koor Industries Ltd. ("Koor" or the "Company") in connection with the Annual General Meeting of the shareholders of Koor (the "Meeting"). The Meeting will be held on Sunday, July 3, 2005, at 9:00 a.m., Israel time, at the Company's headquarters located at Telrad Building, 14 Hamelacha Street, Park Afek, Rosh Ha'ayin 48091, Israel.

         It is proposed to adopt the following Ordinary Resolutions at the
Meeting:

         1. To reappoint Mrs. Paulette Eitan and Mr. Rolando Eisen to serve a second term as External Directors on the Board of Directors of the Company. (See Item A1 below.)

         2. To reappoint Somekh Chaikin, a member of KPMG International ("Somekh Chaikin"), as the Company's auditors and to authorize the Board of Directors to determine their audit fees. (See Item A2 below.)

         The Board of Directors will present the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 2004.

         At the close of business on June 7, 2005, the Company had 16,118,784 outstanding Ordinary Shares, par value NIS 0.001 per share (the "Ordinary Shares"), each of which is entitled to one vote upon the matters to be presented at the Meeting.1

         A quorum at any Meeting of the Company shall be constituted when there are present, either in person or by proxy, at least two members, who together hold one third of the voting rights in the Ordinary Shares of the Company.

         An Ordinary Resolution shall be deemed to have been passed, if members present, personally or by proxy, holding shares which represent more than fifty percent (50%) of the voting rights of all of the Ordinary Shares of the holders so present at the Meeting, voted, either personally or by proxy, in favor of such Ordinary Resolution. In the case of the Ordinary Resolutions described in Item A1 below, such Ordinary Resolutions shall be deemed to have been passed,
(i) if the "non-controlling" members (as such term is defined under Israeli Companies Law-1999) present, personally or by proxy, hold shares which represent at least one third (1/3) of the voting rights of all of the Ordinary Shares of


---------------------
1 15,799 Ordinary Shares held by a wholly owned subsidiary of the Company will not be voted at the Meeting.



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


the "non-controlling" holders so present and voting at the Meeting, voted, either personally or by proxy, in favor of each such Ordinary Resolution or (ii) if the aggregate votes of the "non-controlling" members that voted, either personally or by proxy, against each such Ordinary Resolution does not exceed one percent of all the voting rights of all of the Ordinary Shares.

         According to applicable Israeli law, if within 30 minutes from the time set for the Meeting a quorum shall not be constituted, the Meeting shall be postponed to the same day at the following week, at the same time and the same place. If within 30 minutes from the time set for the postponement of the Meeting a quorum shall not be constituted, then the Meeting shall be held when at least two shareholders are present either in person or by proxy, regardless of the voting rights represented by them. The Ordinary Resolutions at such a postponed Meeting shall be deemed to have passed in accordance with the percentage thresholds described in the preceding paragraphs.

Item A1 -- Approval of the Reappointment of Mrs. Paulette Eitan and Mr. Rolando
-------------------------------------------------------------------------------
Eisen to Serve a second term as External Directors on the Board of Directors of
-------------------------------------------------------------------------------
the Company.
------------

         Mrs. Paulette Eitan and Mr. Rolando Eisen have been serving as External Directors on the Board of Directors of the Company since June 25, 2002. Their first term as External Directors will end on June 24, 2005. The Board of Directors recommends to reappoint Mrs. Paulette Eitan and Mr. Rolando Eisen to serve a second term of three years as External Directors on the Board of Directors of the Company.

         Mrs. Eitan is the Managing Director of Paulette Eitan, Business Planning Services Ltd., a management consulting firm focusing on business strategy, performance, monitoring and management incentive programs, mostly for Israeli high-tech and multinational companies. Mrs. Eitan serves as a board member of Ham-Let Israel Canada Ltd. (External Director). Mrs. Eitan has an MBA in Business and Administration from Tel Aviv University and a B.Sc. in Economics and Business from HEC-Paris. Mrs. Eitan is an Israeli citizen.

         Mr. Eisen serves as a board member in several companies, including Mercantile Discount Bank Ltd., I.D.B. Holdings Ltd. (External Director) and Healthcare Technologies Ltd. which is traded on NASDAQ. Mr. Eisen was the co-founder and Managing Director of Rim Industries Ltd. Mr. Eisen has a B.Sc. in Industrial Management from Carnegie Mellon University. Mr. Eisen is an Israeli citizen.

         It is therefore proposed that the shareholders adopt the following Ordinary Resolutions at the Meeting:

         "RESOLVED, that Mrs. Paulette Eitan be and is hereby appointed as External Director and member of the Board of Directors of the Company for a second term of three years commencing June 25, 2005."



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


         "RESOLVED, that Mr. Rolando Eisen be and is hereby appointed as External Director and member of the Board of Directors of the Company for a second term of three years commencing June 25, 2005."

         The Board of Directors recommends voting FOR the reappointment of Mrs. Paulette Eitan and Mr. Rolando Eisen to serve as External Directors on the Board of Directors.

Item A2 --  Reappointment of Auditors and Determination of Fees.
----------------------------------------------------------------

         Shareholders are requested to reappoint the Company's existing auditors, Somekh Chaikin, as the auditors of the Company until the Company's next Annual General Meeting, and to authorize the Board of Directors to determine their fees for such period.

         It is therefore proposed that the shareholders adopt the following Ordinary Resolution at the Meeting:

         "RESOLVED, that the Company's auditors, Somekh Chaikin, be, and they hereby are reappointed as auditors of the Company until the next Annual General Meeting of Shareholders, and that the Board of Directors be, and is hereby authorized to determine the fees of the said auditors."

         The Board of Directors recommends voting FOR the reappointment of Somekh Chaikin as auditors of the Company.

                                   * * * * *





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


         The Board of Directors will, as required by Israeli law, present the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 2004. A representative of the Management is expected to be present at the Meeting, and to be available to respond to appropriate questions from the shareholders.

         Other than as set forth above, Management knows of no other business to be acted upon at the Meeting.

         The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the proxy and return it in the enclosed envelope.


                                     By Order of the Board of Directors

                                     Shlomo Heller
                                     Corporate Secretary


Rosh Ha'ayin, Israel
June 7, 2005







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